Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Significant Ownership Interest Itaú Unibanco Holding S.A. (“Company”) informs to its stockholders and the market that it has received the communication below from the Companhia. E. Johnston de Participações (EJ), company through which the Moreira Salles Family holds an interest in IUPAR - Itaú Unibanco Participações S.A., parent company of Itaú Unibanco. São Paulo (SP), February 24, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

To Itaú Unibanco Holding S.A. Attn.: Head of Investor Relations Dear Sirs, In accordance with current regulations, we hereby inform changes in our shareholder ownership, as well as its effects in the indirect ownership in the share capital of Itaú Unibanco Holding S.A. The capital of Cia E. Johnston (EJ), currently distributed among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, will be divided among Fernando Roberto Moreira Salles, who will be the holder of 50% of the share capital, and Pedro Moreira Salles and his son, João Moreira Salles, who will hold, respectively, 44% and 6% of the share capital of EJ. Pedro Moreira Salles and João Moreira Salles are also members of the Board of Directors of Itaú Unibanco. The siblings Walther Moreira Salles Jr. and João Moreira Salles will cease to be shareholders of EJ, transferring their respective interests to the remaining shareholders, Fernando and Pedro, and to the new shareholder, João, by means of transactions of purchase and sale of shares, which settlement is subject to the approval of the Central Bank of Brazil (Banco Central do Brasil). As a result of the abovementioned transfers, the direct and indirect ownership of Itaú Unibanco Holding voting shares held by the shareholders of EJ shall be the following: There will not be any change in the participation held by EJ in the share capital of IUPAR, which is the controlling shareholder of Itaú Unibanco Holding, or of Itaú Unibanco Holding. The control of IUPAR will continue to be exercised pursuant to the shareholders’ agreement currently in effect and, consequently, the abovementioned transactions will not result in any change in the management or governance of Itaú Unibanco Holding. Yours sincerely, Cia E. Johnston de Participações